                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)
                      ------------------------------------
                WINTHROP CALIFORNIA INVESTORS LIMITED PARTNERSHIP
                            (Name of Subject Company)

                          QUADRANGLE ASSOCIATES II LLC
                                WIN MANAGER CORP.
                                -----------------
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (Cusip Number of Class of Securities)

                      ------------------------------------
                                Michael L. Ashner
                             Chief Executive Officer
                                WIN Manager Corp.
                        100 Jericho Quadrangle, Suite 214
                             Jericho, New York 11753
                                 (516) 822-0022

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    Copy to:
                                 Mark I. Fisher
                              Rosenman & Colin LLP
                               575 Madison Avenue
                            New York, New York 10032
                      ------------------------------------

                            CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
Transaction Valuation*:  $3,460,000         Amount of Filing Fee: $692
-------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 1,384 units of limited partnership interest ("Units") of the subject partnership for $2,500 per Unit. The amount of the filing fee, calculated in accordance with
Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:             $692
Form or Registration No.:           Amendment No. 1 to 14D-1
Filing Party:                       Quadrangle Associates II LLC
Date Filed:                         January 7, 2000


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CUSIP No. NONE                        14D-1                              Page 2

------------------------------------------------------------------------------

1.       Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                          Quadrangle Associates II LLC
                                  ------------
------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group

         (a)      [ ]

         (b)      [X]
-----------------------------------------------------------------------------

3.       SEC Use Only

-----------------------------------------------------------------------------

4        Sources of Funds

                                       WC

-----------------------------------------------------------------------------

5.       Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(e) or 2(f)                                            [ ]
-----------------------------------------------------------------------------

6.       Citizenship or Place of Organization

                                    Delaware

-----------------------------------------------------------------------------

7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                      None

-----------------------------------------------------------------------------

8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares    [ ]

-----------------------------------------------------------------------------

9.       Percent of Class Represented by Amount in Row 7

                                       0

-----------------------------------------------------------------------------

10.      Type of Reporting Person

                                       OO

-----------------------------------------------------------------------------

CUSIP No. NONE                        14D-1                              Page 3

------------------------------------------------------------------------------

1.       Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                                WIN MANAGER CORP.
                                    ---------
------------------------------------------------------------------------------


2.       Check the Appropriate Box if a Member of a Group

         (a)      [ ]

         (b)      [X]
-----------------------------------------------------------------------------

3.       SEC Use Only

-----------------------------------------------------------------------------

4        Sources of Funds

                                       N/A

-----------------------------------------------------------------------------

5.       Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(e) or 2(f)                                            [ ]
-----------------------------------------------------------------------------

6.       Citizenship or Place of Organization

                           Delaware

-----------------------------------------------------------------------------

7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                      None

-----------------------------------------------------------------------------

8.       Check if the Aggregate Amount in Row 7 Excludes Certain Shares    [ ]
-----------------------------------------------------------------------------

9.       Percent of Class Represented by Amount in Row 7

                                        0

-----------------------------------------------------------------------------

10.      Type of Reporting Person

                                       CO

-----------------------------------------------------------------------------

                                 SCHEDULE 14D-1


         This Amendment No. 2 amends the Tender Offer Statement on Schedule 14D-1 (the "Statement") filed with the Securities and Exchange Commission (the "Commission")on January 3, 2000 as amended by Amendment No. 1 filed with the Commission on January 7, 2000, by Quadrangle Associates II LLC, a Delaware limited liability company (the "Purchaser"), relating to the tender offer by the Purchaser to purchase up to 1,384 outstanding units of limited partnership interest ("Units") of Winthrop California Investors Limited Partnership(the "Partnership"), at a purchase price of $2,500 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 3, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer").

ITEM 10. ADDITIONAL INFORMATION.

                  Item 10(f) is hereby amended by adding the following:

                  "Notwithstanding anything to the contrary set forth in Section 14 to the Offer to Purchase, all conditions set forth in Section 14 to the Offer to Purchase must be satisfied or waived prior to the expiration date of the Offer.

                  In addition, notwithstanding anything to the contrary set forth in Section 14 to the Offer to Purchase, Quadrangle Associates II LLC will exercise a standard of reasonableness in determining whether all conditions set forth in Section 14 to the Offer to Purchase have been satisfied."

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 13, 2000

                                   QUADRANGLE ASSOCIATES II L.L.C.

                                   By:      WIN Manager Corp.

                                   By:  Peter Braverman
                                       -------------------------------------
                                       Peter Braverman
                                       Vice President

                                   WIN MANAGER CORP.


                                   By:  Peter Braverman
                                       -------------------------------------
                                        Peter Braverman
                                        Vice President